SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

SENSTAR TECHNOLOGIES LTD.
(Name of Registrant)

P.O. Box 70, Industrial Zone, Yahud 5610001 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-217063 and Form S-8 Registration Statements File Nos. 333-127340, 333-164696, 333-174127 and 333-190469.

Senstar Technologies Ltd. (“Senstar”)

EXPLANATORY NOTE

The following exhibit is attached:

99.1	Press release: Senstar Technologies Reports First Quarter 2023 Financial Results June 6, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SENSTAR TECHNOLOGIES LTD.
(Registrant)

By: /s/ Tomer Hay
Tomer Hay
Chief Financial Officer

Date:  June 6, 2023

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press release: Senstar Technologies Reports First Quarter 2023 Financial Results June 6, 2023